Exhibit 99.1

Dr. Reddy's Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN: L85195TG1984PLC004507

Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email :mail@drreddys.com
www.drreddys.com

September 16, 2019

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy’s announces the launch of over-the-counter, store-brand equivalent of Prevacid® 24HR Capsules (Lansoprazole Delayed-Release Capsules USP, 15 mg) in the U.S. Market”

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code: RDY)

DR. REDDY'S LABORATORIES LTD.	CONTACT
8-2-337, Road No. 3, Banjara Hills,	Investor relationS	Media relationS
Hyderabad - 500034. Telangana, India.	AMIT AGARWAL amita@drreddys.com (Ph: +91-40-49002135)	MITALI SARKAR mitali.sarkar@drreddys.com (Ph: +91-40- 49002121)

Dr. Reddy’s announces the launch of over-the-counter,
store-brand equivalent of Prevacid® 24HR Capsules (Lansoprazole Delayed-Release
Capsules USP, 15 mg) in the U.S. Market

Hyderabad, India, September 16, 2019	For Immediate Release

Hyderabad, India and Princeton, NJ, USA. September 16, 2019 — Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, along with its subsidiaries together referred to as “Dr. Reddy’s”) today announced the launch of Lansoprazole Delayed-Release Capsules USP, 15 mg, an over-the-counter (OTC) store-brand equivalent of Prevacid® 24HR Capsules, in the United States market, as approved by the U.S. Food and Drug Administration (USFDA).

Dr. Reddy’s OTC Lansoprazole Delayed-Release Capsules USP, 15 mg, is an over-the-counter, Proton Pump Inhibitor (PPI) used to treat frequent heartburn occurring two or more days a week.

"We are pleased to continue to expand our antacids and PPI portfolio for our customers,” says Milan Kalawadia, Senior Vice President and Head of US OTC and Specialty Rx Divisions, Dr. Reddy’s Laboratories. “We look forward to collaborating with our customers to provide high-quality, affordable alternatives to consumers.”

The Prevacid® 24HR brand and generic had U.S. sales of approximately $57 million MAT for the most recent twelve months ending in August 2019 according to IRi*.

Dr. Reddy’s OTC Lansoprazole Delayed-Release Capsules USP, 15 mg, are available in 14, 28 and 42 count sizes.

Prevacid® is a registered trademark of Takeda Pharmaceuticals North America, Inc.

* IRi, Latest 52 weeks ending August 2019

RDY-OTC-0919

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues.

The company assumes no obligation to update any information contained herein.